

SEC

17005254

SEC
ANNUAL AUDITED REPORT
FORM X-17A-5 ⚔
PART III

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SEC FILE NUMBER
8-39547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MULTI-BANK SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____1000 TOWN CENTER, SUITE 2300_____
　　　　　　　　　　　　(No. and Street)

SOUTHFIELD	MI	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFERY MACCAGNONE　　　　　　　　　　　　　　　248-291-1100
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　　CARNAGHI & SCHWARK, PLLC
　　　　　　(Name – *if individual, state last, first, middle name*)

30435 GROESBECK HIGHWAY, ROSEVILLE	MI	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)　　　**Potential persons who are to respond to the collection of**
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, JEFFERY MACCAGNONE _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MULTI-BANK SECURITIES, INC. _____ , as

of DECEMBER, 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

STEPHANIE M. WOOD

Notary Public Wayne County, MI

My Commission Expires April 9, 2020

Acting in the County of Oakland

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2016 and the related notes to the financial statement. This financial statement is responsibility of Multi-Bank Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Multi-Bank Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 16, 2017

MULTI-BANK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets:	
Cash	$ 23,984,878
Accounts receivable:	
Brokers, dealers and clearing organization	28,792,702
Deposit - clearing organization	2,000,000
Other	58,882
Securities owned, at fair value	459,865,240
Prepaid Taxes	735,799
Prepaid expenses	312,833
Deferred tax asset (Note 2)	3,740,669
	$519,491,003
Other assets:	
Deferred costs (Note 6)	1,998,693
Total assets	$521,489,696

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable:	
Commissions due sales representatives	$ 9,921,462
Other	105,782
Securities sold, not yet purchased, at fair value	427,075,618
Amount due to Parent Company (Note 4)	517,557
Accrued interest – subordinated debt	288,333
Accrued expenses	6,195,789
Total current liabilities	444,104,541
Subordinated debt (Note 7)	32,000,000
Deferred compensation (Note 9)	11,001,969
Total long-term liabilities	43,001,969
Total liabilities	487,106,510
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in excess of par value	1,533,000
Retained earnings	32,834,186
Total stockholder's equity	34,383,186
	$521,489,696

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc. (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Securities transactions are recorded on the trade date, as if they had settled. Profit and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Counterparty Credit Risk
The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates, and market volatility and liquidity. The Company manages risk by setting and monitoring adherence to risk limits and by hedging its positions.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2016 is based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's income tax asset relates primarily to deferred compensation and represents the amount available to reduce income taxes payable in future years.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 16, 2017, which is the same date the financial statements were available to be issued.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 3 – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate and other debt	$ -	$ 39,418,515	$ -	$ 39,418,515
U.S. government and agency	-	392,041,793	-	392,041,793
U.S. Treasuries	12,171,255	-	-	12,171,255
Municipal debt	-	16,213,541	-	16,213,541
Equities	20,136	-	-	20,136
Total securities owned	$ 12,191,391	$447,673,849	$ -	$459,865,240
Liabilities:				
U.S. government and agency	$ -	$351,066,925	$ -	$351,066,925
U.S. Treasuries	66,370,293			66,370,293
Municipal Debt	-	144,200	-	144,200
Equities	9,494,200	-	-	9,494,200
Total securities sold, not yet purchased	$75,864,493	$351,211,125	$ -	$427,075,618

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd. provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2016, administrative expenses charged to the Company amounted to $300,000.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a payable to the Parent Company in the amount of $517,557 at December 31, 2016.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2016, the Company's net capital was $51,098,421 and its required net capital was $1,868,727. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .55 to 1.

Note 6 – DEFERRED COSTS

Deferred costs in the amount of $1,998,692 at December 31, 2016 are summarized as follows:

	Borrowing fees and related costs	Website Development costs	CRM Development costs	Total
Balance, 12/31/15	$ 918,798	$ 1,357,776	$ 120,518	$ 2,397,092
Additions	-	-	-	-
Amortization	(158,399)	(228,000)	(12,000)	(398,399)
Balance, 12/31/16	$ 760,399	$ 1,129,776	$ 108,518	$ 1,998,693

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the term of the loan.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to research, trade, or obtain both brokered and non-brokered funding alternatives. These costs are being amortized over the estimated useful life of ten years.

CRM development costs represent amounts paid in connection with the development and customization of a customer relationship manager application. These costs are being amortized over the estimated useful life of ten years.

Note 7 – SUBORDINATED DEBT

The Company has a $32,000,000 subordinated loan agreement with a private investment firm. The loan bears interest at 9.375% per annum and matures on November 16, 2021. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

In addition, under the terms of the agreement the Company is obligated to pay a $30,000 monthly commitment fee.

Note 8 - EMPLOYEES' BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2016, the Company elected not to make a matching contribution.

Note 9 – DEFERRED COMPENSATION PLAN

The Company maintains a Deferred Compensation Plan available to a select group of management and highly compensated employees. The plan allows participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vest immediately. Deferred account balances earn interest at 7% per annum.

At December 31, 2016 the total deferred compensation is $11,001,969 which includes $1,579,652 of accrued interest.

Note 10 - OPERATING LEASE COMMITMENTS

The Company leases its primary operating facilities in Southfield, Michigan and Ft. Lauderdale, Florida. They also lease facilities in various other states. The minimum lease payments on these leases are summarized as follows:

Years Ended December 31,	Amount
2017	539,000
2018	483,000
2019	433,000
2020	433,000
2021	396,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the year ended December 31, 2016, the total lease expense pursuant to the above operating leases amounted to $727,334.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.

Note 11 – SUBSEQUENT EVENT

On January 20, 2017, the Company completed a renegotiation of its current subordinated debt agreement, see Note 7. The Company increased its existing $32,000,000 subordinated loan to $40,000,000. The loan bears interest at 10.5% per annum and matures on November 16, 2021. As with the previous loan, the debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

MULTI-BANK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934
As a Public Document